The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT



August 1, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.



The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

Business Results for the 1st Quarter of Fiscal Year 2005 <Consolidated>

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Y. Kanazawa

Yasuhito Kanazawa
Deputy General Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479



Mitsui Trust Holdings, Inc.

Business Results for the 1st Quarter of Fiscal Year 2005 <Consolidated>

33-1, Shiba 3-chome , Minato-ku, Tokyo 105-8574 Japan
Listed Stock Exchanges Tokyo, Osaka, Nagoya
Stock Code Number : 8309
(URL http://www.mitsuitrust-fg.co.jp/)
President : Kiichiro Furusawa

1.Criteria for Presentation of Quarterly Financial Statements
①Adoption of simplified accounting methods : None
②Changes in the accounting methods from the ones applied in the previous year
See note 2. of consolidated quarterly balance sheet.
③Changes in the scope of consolidation and application of the equity method : None

2.Business Results for the 1st Quarter of Fiscal Year 2005 (from April 1, 2005 to June 30, 2005)

(1)Business Results <Note>Amounts less than one million yen are omitted.

	Ordinary Income	(year on year change)	Ordinary Profits	(year on year change)	Net Income	(year on year change)
	yen in millions	%	yen in millions	%	yen in millions	%
1st Quarter FY2005	109,231	-14.6	15,224	-45.2	9,819	-37.1
1st Quarter FY2004	127,912	-	27,782	-	15,611	-
FY2004	510,911		157,408		94,036	

	Net Income per Common Share	Net Income per Common Share(Diluted)
	yen	yen
1st Quarter FY2005	11.93	5.48
1st Quarter FY2004	18.97	8.70
FY2004	107.86	52.43

Note: Percentage figures represent rate of increase or decrease in comparison with the same period previous year

(2)Financial Position

	Total Assets	Net Capital	Net Capital Ratio	Net Capital per Common Share
	yen in millions	yen in millions	%	yen
1st Quarter FY2005	13,124,706	606,470	4.6	211.74
1st Quarter FY2004	13,076,043	461,789	3.5	35.89
FY2004	13,431,441	606,611	4.5	205.49

3. Estimate for This Fiscal Year (from April 1, 2005 to March 31, 2006)

With regard to the estimates for the interim and full fiscal year, there are no changes in the estimated figures announced on May 24, 2005.

Mitsui Trust Holdings, Inc.

Consolidated Balance Sheets (Unaudited)

(Banking Account) (yen in millions)

	As of June 30, 2005(A)	As of June 30, 2004(B)	(A)-(B)	【Reference】 As of March 31, 2004
Assets				
Cash and Due from Banks	366,269	343,931	22,338	509,803
Call Loans and Bills Bought	21,404	34,442	-13,038	12,010
Receivables under Resales Agreements	900	—	900	900
Receivables under Securities Borrowing Transactions	50,970	36,449	14,521	53,750
Monetary Claims Bought	118,605	60,536	58,068	116,341
Trading Assets	98,857	48,742	50,114	29,249
Money Held in Trust	12,986	16,763	-3,777	11,785
Investment Securities	3,580,462	3,813,931	-233,469	4,006,293
Loans and Bills Discounted	7,265,080	7,387,754	-122,674	7,144,578
Foreign Exchanges	841	991	-150	1,881
Other Assets	395,626	450,720	-55,093	373,165
Premises and Equipment	221,400	229,251	-7,850	220,823
Deferred Tax Assets	235,036	273,857	-38,821	236,157
Good will	9,074	—	9,074	9,111
Customers' Liabilities for Acceptances and Guarantees	822,062	475,774	346,287	771,790
Reserve for Possible Loan Losses	-74,870	-97,104	22,234	-66,200
Total Assets	13,124,706	13,076,043	48,662	13,431,441
Liabilities				
Deposits	8,677,192	8,727,074	-49,882	8,729,578
Negotiable Certificates of Deposit	230,740	221,800	8,940	208,010
Call Money and Bills Sold	201,691	359,920	-158,228	325,231
Payables under Repurchase Agreements	—	199,994	-199,994	49,999
Payables under securities Lending Transactions	703,641	605,794	97,846	875,826
Trading Liabilities	12,403	4,188	8,215	8,226
Borrowed Money	164,962	324,947	-159,984	174,072
Foreign Exchanges	513	237	276	36
Bonds and Notes	202,556	138,460	64,095	199,675
Convertible Bonds and Notes	331	456	-125	381
Payable to Trust Account	1,198,113	1,301,384	-103,271	1,239,126
Other Liabilities	183,989	136,803	47,186	118,757
Reserve for Employees' Bonus	43	30	13	3,053
Reserve for Employees' Retirement Benefits	1,627	1,391	235	1,567
Reserve for Expenses Related to EXPO 2005 Japan	99	56	42	89
Deferred Tax Liabilities	11,760	5,586	6,173	12,914
Acceptances and Guarantees	822,062	475,774	346,287	771,790
Total Liabilities	12,411,727	12,503,901	-92,174	12,718,338
Minority Interest				
Minority Interest	106,508	110,352	-3,843	106,492
Stockholders' Equity				
Capitail Stock	261,529	261,467	62	261,504
Capital Surplus	126,197	126,092	105	126,171
Retained Earnings	164,000	83,017	80,983	161,516
Revaluation Reserve for Land,Net of Taxes	-14,810	-14,736	-74	-14,810
Net Unrealized Gains on Securities Available for Sale, Net of Taxes	71,018	7,160	63,857	73,591
Foreign Currency Translation Adjustments	-651	-731	80	-610
Treasury Stock	-814	-479	-334	-752
Total Stockholders' Equity	606,470	461,789	144,680	606,611
Total Liabilities , Minority Interests in Consolidated Subsidiaries and Stockholders' Equity	13,124,706	13,076,043	48,662	13,431,441

<Note>1.Amounts less than one million yen are omitted.

2.We adopted new accounting rules for impaiment of fixed assets from this period.

As a result, income before income taxes decreased by 524 millons of yen.

Mitsui Trust Holdings, Inc.
Consolidated Statements of Income (Unaudited)

(Banking Account) (yen in millions)

	1st Quarter FY2005(A)	1st Quarter FY2004(B)	(A)-(B)	[Reference] FY2004
Ordinary Income	109,231	127,912	-18,680	510,911
Trust Fees	16,911	25,379	-8,468	89,157
Interest Income	33,726	34,982	-1,255	159,988
Interest on Loans and Bills Discounted	21,687	25,046	-3,358	103,096
Interest and Dividends on Securities	9,944	9,069	875	53,558
Fees and Commissions Received	25,999	20,550	5,448	99,341
Trading Revenue	762	621	141	7,793
Other Operating Income	18,433	19,102	-668	74,841
Other Income	13,399	27,276	-13,877	79,788
Ordinary Expenses	94,006	100,129	-6,122	353,503
Interest Expenses	11,468	12,168	-700	46,598
Interest on Deposits	4,265	5,416	-1,151	19,725
Fees and Commissions Paid	3,519	4,531	-1,011	16,168
Trading Expenses	18	120	-101	737
Other Operating Expenses	21,052	22,996	-1,944	56,369
General and Administrative Expenses	32,235	32,763	-527	127,266
Other Expenses	25,711	27,549	-1,837	106,364
Ordinary Profits	15,224	27,782	-12,558	157,408
Extraordinary Profits	387	182	204	2,970
Extraordinary Losses	727	2,716	-1,989	10,191
Income before Income Taxes and Minority Interests	14,884	25,248	-10,364	150,188
Provision for Income Taxes	2,581	793	1,788	5,485
Deferred Income Taxes	893	6,515	-5,621	44,502
Minority Interests in Net Income	1,589	2,328	-738	6,163
Net Income	9,819	15,611	-5,792	94,036

<Note> Amounts less than one million yen are omitted.

Mitsui Trust Holdings, Inc.

Consolidated Statements of Capital Surplus and Retained Earnings (Unaudited)

(Banking Account) (yen in millions)

	1st Quarter FY2005(A)	1st Quarter FY2004(B)	(A)-(B)	【Reference】 FY2004
Capital Surplus:				
Balance of Capital Surplus at Beginning of Period	126,171	125,802	369	125,802
Increase of Capital Surplus	25	289	-263	369
Conversion of Convertible Bonds and Warrants	25	5	20	42
Gains on Disposal of Treasury Stocks	0	284	-283	326
Balance of Capital Surplus at End of the Period	126,197	126,092	105	126,171
Retained Earnings:				
Balance of Retained Earnings at Beginning of the Period	161,516	74,732	86,783	74,732
Increase of Retained Earnings	9,819	15,611	-5,792	94,110
Net Income	9,819	15,611	-5,792	94,036
Transfer from Land Revaluation Reserve for Land, Net of Taxes	—	—	—	74
Decrease of Retained Earnings	7,335	7,326	8	7,326
Dividends	7,335	7,326	8	7,326
Balance of Retained Earnings at End of the Period	164,000	83,017	80,983	161,516

<Note> Amounts less than one million yen are omitted.



Financial Highlights for 1st Quarter of FY3/06

July 29, 2005

Mitsui Trust Holdings, Inc.

[Table of Contents]

Figures for the 1st Quarter of FY3/06 have not been audited.

1. Summary of Profit and Loss

(1) Mitsui Trust Holdings, Non-consolidated

【Non-consolidated】 (Yen billion)

	1Q FY3/06	Change	1Q FY3/05	≪Reference≫ FY3/05
Ordinary income	24.1	(19.2)	43.4	49.0
Recurring profit	22.6	(17.8)	40.5	37.9
Net income	22.6	(17.8)	40.5	37.9

(2) Mitsui Trust Holdings, Consolidated

【Consolidated】 (Yen billion)

	1Q FY3/06	Change	1Q FY3/05	≪Reference≫ FY3/05
Ordinary income	109.2	(18.6)	127.9	510.9
Recurring profit	15.2	(12.5)	27.7	157.4
Net income	9.8	(5.7)	15.6	94.0

Subsidiaries and affiliates (No. of companies)

	1Q FY3/06	Change	1Q FY3/05	FY3/05
Number of consolidated subsidiaries	27	2	25	27
No. of affiliates accounted for by the equity methods	3	1	2	3

(3) Combined totals from Chuo Mitsui T/B[CMTB] and Mitsui Asset T/B[MATB]

【CMTB+MATB】 (Yen billion)

	1Q FY3/06	Change	1Q FY3/05	≪Reference≫ FY3/05
Gross operating profit	54.8	(8.4)	63.2	298.1
[Gross operating profit after trust a/c credit costs]	[53.4]	[(2.1)]	[55.5]	[286.8]
Trust fees	16.9	(8.4)	25.3	89.1
Trust a/c credit costs (minus)	1.3	(6.3)	7.7	11.3
Net interest income	23.5	0.1	23.4	112.2
Net fees and commissions	14.9	4.8	10.0	60.1
Net trading profit	0.7	0.2	0.5	7.0
Net other operating profit	(2.7)	1.1	(3.8)	18.1
Net bond related profit	(4.8)	5.8	(10.6)	(9.4)
Operating expenses (minus)	25.5	(4.1)	29.6	107.0
Pre-provision profit	29.3	(4.3)	33.6	191.1
[Excluding net bond related profit]	[34.1]	[(10.1)]	[44.2]	[200.6]
Transfer to the general reserve (minus)	1.7	2.3	(0.5)	(16.2)
Net operating profit before trust a/c credit costs	27.5	(6.6)	34.1	207.4
Net operating profit	26.1	(0.2)	26.4	196.1
Net other profit	(13.5)	(12.6)	(0.9)	(46.1)
Net stock related profit	(0.7)	(12.3)	11.5	15.8
Banking a/c credit costs	10.4	(1.6)	12.0	48.8
Recurring profit	12.5	(12.9)	25.5	149.9
Extraordinary profit	(0.3)	2.1	(2.5)	(7.1)
Net transfer from reserve for possible loan losses [Note]	0.0	0.0	0.0	0.0
Net income before income taxes	12.2	(10.7)	22.9	142.7
Current income taxes (minus)	1.4	1.4	0.0	3.4
Deferred income taxes (minus)	0.3	(6.9)	7.3	47.1
Net income	10.4	(5.1)	15.6	92.1

[Note] Net of transfer from reserve for possible loan losses is posted as extraordinary profit for MATB

	1Q FY3/06	Change	1Q FY3/05	FY3/05
Credit costs (minus)	13.5	(5.7)	19.2	43.9

≪Reference≫

【CMTB】【MATB】

(Yen billion)

	CMTB, Non-consolidated			MATB, non-consolidated		
	1Q FY3/06	Change	1Q FY3/05	1Q FY3/06	Change	1Q FY3/05
Gross operating profit	46.6	(8.0)	54.6	8.2	(0.4)	8.6
[Gross operating profit after trust a/c credit costs]	[45.2]	[(1.6)]	[46.8]	[8.2]	[(0.4)]	[8.6]
Trust fees	7.3	(6.2)	13.5	9.5	(2.2)	11.7
Trust a/c credit costs (minus)	1.3	(6.3)	7.7	0.0	0.0	0.0
Net interest income	23.5	0.1	23.4	0.0	(0.0)	0.0
Net fees and commissions	16.2	3.0	13.2	(1.3)	1.8	(3.1)
Net trading profit	0.7	0.2	0.5	0.0	0.0	0.0
Net other operating profit	(2.7)	1.1	(3.8)	0.0	0.0	0.0
Net bond related profit	(4.8)	5.8	(10.6)	0.0	0.0	0.0
Operating expenses (minus)	22.0	(2.4)	24.5	3.4	(1.6)	5.1
Pre-provision profit	24.5	(5.5)	30.1	4.7	1.2	3.5
[Excluding net bond related profit]	[29.3]	[(11.3)]	[40.7]	[4.7]	[1.2]	[3.5]
Transfer to the general reserve (minus)	1.7	2.3	(0.5)	0.0	0.0	0.0
Net operating profit before trust a/c credit costs	22.7	(7.8)	30.6	4.7	1.2	3.5
Net operating profit	21.3	(1.5)	22.8	4.7	1.2	3.5
Net other profit	(13.1)	(12.1)	(0.9)	(0.4)	(0.4)	0.0
Net stock related profit	(0.7)	(12.3)	11.5	0.0	0.0	0.0
Banking a/c credit costs	10.4	(1.6)	12.0	0.0	0.0	0.0
Recurring profit	8.1	(13.6)	21.8	4.3	0.7	3.6
Extraordinary profit	(0.3)	1.9	(2.3)	0.0	0.2	(0.2)
Net transfer from reserve for possible loan losses [Note]	0.0	0.0	0.0	0.0	0.0	0.0
Net income before income taxes	7.8	(11.7)	19.5	4.3	0.9	3.4
Current income taxes (minus)	0.0	0.0	0.0	1.3	1.3	0.0
Deferred income taxes (minus)	0.0	(5.8)	5.8	0.3	(1.1)	1.5
Net income	7.7	(5.9)	13.7	2.6	0.7	1.8

[Note] Net of transfer from reserve for possible loan losses is posted as extraordinary profit for MATB

Credit costs (minus)	13.5	(5.7)	19.2	(0.0)	(0.0)	(0.0)

2. Disclosure by Category under the Financial Revitalization Law

【CMTB】

(Yen billion)

	As of 6/05 (a)	(a-b)	As of 6/04 (b)	≪Reference≫ (a-c)	As of 3/05 (c)
Bankruptcy and virtual bankruptcy	30.9	(37.9)	68.8	(9.0)	39.9
Banking account	21.5	(35.9)	57.4	(9.0)	30.6
Trust account	9.3	(1.9)	11.3	0.0	9.2
High risk	148.6	(30.4)	179.0	23.3	125.3
Banking account	139.8	(18.7)	158.6	25.4	114.4
Trust account	8.7	(11.6)	20.4	(2.0)	10.8
Close observation	90.4	(92.8)	183.2	(4.4)	94.9
Banking account	65.0	(91.1)	156.1	(7.9)	72.9
Trust account	25.4	(1.6)	27.1	3.5	21.9
Total <1>	270.0	(161.1)	431.1	9.8	260.1
Banking account	226.4	(145.8)	372.2	8.3	218.0
Trust account	43.5	(15.2)	58.8	1.5	42.0

(%)

	As of 6/05 (a)	(a-b)	As of 6/04 (b)	≪Reference≫ (a-c)	As of 3/05 (c)
Ratio of <1> to total assets	2.9	(1.5)	4.5	0.0	2.8

3. Capital Adequacy Ratio (Domestic Standard)

【Mitsui Trust Holdings, Consolidated】

	As of 6/05 (Approx. figure)	As of 3/05 (Actual)	As of 9/05 (Estimate)
Capital Adequacy ratio	10.39%	10.34%	Mid 10% level
Tier 1 ratio	6.93%	6.82%	Low 7% level

【CMTB】

	As of 6/05 (Approx. figure)	As of 3/05 (Actual)	As of 9/05 (Estimate)
Capital Adequacy ratio	9.79%	9.80%	Approx. 10%
Tier 1 ratio	6.33%	6.28%	Mid 6% level

【MATB】

	As of 6/05 (Approx. figure)	As of 3/05 (Actual)	As of 9/05 (Estimate)
Capital Adequacy ratio	104.30%	98.57%	Approx. 100%
Tier 1 ratio	104.29%	98.54%	Approx. 100%

4. Net Unrealized Gains (Losses) on Available-for-sale Securities

【Mitsui Trust Holdings, Consolidated】 (Yen billion)

	As of 6/05				As of 6/04				Change	
	Fair value	Net unrealized gains (losses)			Fair value	Net unrealized gains (losses)			Fair value	Net unrealized gains (losses)
	(A)	(B)	Gains	Losses	(C)	(D)	Gains	Losses	(A)-(C)	(B)-(D)
Available-for-sale securities	3,294.8	82.1	155.6	73.4	3,539.3	13.3	136.2	122.9	(244.5)	68.8
Stocks	587.6	118.3	147.8	29.5	578.9	104.1	132.0	27.9	8.6	14.2
Bonds	1,623.4	(30.3)	2.7	33.0	2,082.0	(76.7)	1.2	77.9	(458.6)	46.4
Other	1,083.7	(5.8)	4.9	10.8	878.3	(14.0)	2.9	17.0	205.4	8.1
Held-to-maturity securities	94.3	1.2	1.2	0.0	59.2	(2.0)	0.0	2.0	35.1	3.3

≪Reference≫

	As of 3/05				Change	
	Fair value	Net unrealized gains (losses)			Fair value	Net unrealized gains (losses)
	(E)	(F)	Gains	Losses	(A)-(E)	(B)-(F)
Available-for-sale securities	3,714.1	86.3	168.1	81.8	(419.3)	(4.1)
Stocks	607.9	138.3	159.4	21.0	(20.2)	(20.0)
Bonds	2,030.4	(43.2)	2.5	45.8	(407.0)	12.8
Other	1,075.7	(8.8)	6.0	14.9	8.0	3.0
Held-to-maturity securities	95.1	0.2	0.6	0.4	(0.8)	1.0

5. Net Unrealized Gains (Losses) on Derivatives Applying Deferred Hedge Accounting

【CMTB, Non-consolidated】 (Yen billion)

	As of 6/05	Change	As of 6/04	≪Ref.≫ Change	As of 3/05
Interest rate transactions	11.1	14.5	(3.3)	10.7	0.3
Interest rate swaps	11.1	14.5	(3.3)	10.7	0.3
currency transactions	0.1	0.5	(0.4)	0.4	(0.3)
Stock transactions	-	-	-	-	-
Bond transactions	-	-	-	-	-
Total	11.3	15.1	(3.8)	11.2	0.0

6. Deposits and Loans

(1) Balance of Deposits and Loans

【CMTB, Non-consolidated】 (Yen billion)

		As of 6/05	Change	As of 6/04	≪Ref.≫ Change	As of 3/05
Banking account	Deposits	8,768.6	(19.2)	8,787.8	(28.5)	8,797.1
	Loans	7,350.0	(128.7)	7,478.8	121.2	7,228.8
JOMTs	Deposits	1,453.3	(83.9)	1,537.2	(24.5)	1,477.8
	Loans	531.3	(22.6)	553.9	(21.7)	553.0
Loan Trusts	Deposits	1,522.1	(368.9)	1,891.0	(97.8)	1,620.0
	Loans	866.9	(306.3)	1,173.2	(42.4)	909.4

JOMTs: Jointly-operated money trusts

[Note] 1. Negotiable certificates of deposit (CD) are excluded from deposits in banking account.

2. For JOMTs and loan trusts, amount which the principals are guaranteed by CMTB are shown on the table.

(2) Balance of Deposits by Depositor Type

【CMTB, Non-consolidated】

Banking account (Yen billion)

	As of 6/05	Change	As of 6/04	≪Ref.≫ Change	As of 3/05
Individuals	6,504.3	(210.2)	6,714.6	(16.2)	6,520.5
Corporations	1,781.6	8.6	1,772.9	(156.9)	1,938.6
Other	477.6	196.2	281.4	151.1	326.5
Total	8,763.6	(5.3)	8,768.9	(22.0)	8,785.6

[Note] Japan offshore Market accounts are excluded.

7. Balance Sheets (Trust Account)

【CMTB】

(Yen billion)

	As of 6/05	Change	As of 6/04	≪Reference≫ Change	As of 3/05
Total assets	5,814.1	468.4	5,345.7	268.9	5,545.2
Loans and bills discounted	1,437.0	(430.7)	1,867.7	(65.1)	1,502.1
Securities	74.0	(7.9)	82.0	(10.6)	84.7
Beneficiary rights	5.4	4.7	0.7	4.9	0.4
Securities held in custody accounts	0.2	0.0	0.2	(0.0)	0.2
Monetary claims	71.4	(22.0)	93.5	(4.2)	75.7
Premises and equipment	2,847.2	978.3	1,868.8	349.0	2,498.1
Surface rights	2.1	1.3	0.7	1.4	0.6
Lease rights	3.2	1.6	1.5	1.5	1.6
Other claims	28.2	(0.0)	28.2	0.0	28.2
Due from banking account	1,196.4	(143.6)	1,340.1	(40.7)	1,237.2
Cash and due from banks	148.5	86.7	61.7	32.6	115.8
Total liabilities	5,814.1	468.4	5,345.7	268.9	5,545.2
Money trusts	1,362.4	(89.3)	1,451.8	(17.2)	1,379.7
Property formation benefit trusts	18.7	(0.1)	18.9	(0.0)	18.8
Loan trusts	1,296.5	(481.5)	1,778.0	(95.9)	1,392.5
Money in trust other than money trusts	0.4	(0.0)	0.4	(0.0)	0.4
Securities in trust	0.2	(0.0)	0.2	(0.0)	0.2
Money claims in trust	79.1	(19.1)	98.3	(0.5)	79.7
Equipment in trust	0.1	(0.3)	0.4	(0.0)	0.1
Real estate in trust	82.8	(5.2)	88.1	(1.3)	84.1
General trusts	2,973.5	1,064.2	1,909.2	384.1	2,589.4

【MATB】

(Yen billion)

	As of 6/05	Change	As of 6/04	≪Reference≫ Change	As of 3/05
Total assets	32,623.1	1,391.6	31,231.4	879.8	31,743.3
Securities	5,812.7	736.2	5,076.5	135.1	5,677.6
Beneficiary rights	25,557.9	305.3	25,252.5	582.7	24,975.1
Monetary claims	1,199.3	468.6	730.7	154.2	1,045.1
Other claims	0.4	(0.2)	0.6	(0.3)	0.7
Due from banking account	1.6	(10.4)	12.0	(0.2)	1.9
Cash and due from banks	51.0	(107.8)	158.9	8.3	42.7
Total liabilities	32,623.1	1,391.6	31,231.4	879.8	31,743.3
Money trusts	14,794.9	246.6	14,548.2	164.9	14,629.9
Pension trusts	6,039.9	(786.5)	6,826.4	40.4	5,999.5
Investment trusts	6,632.4	1,593.9	5,038.5	516.7	6,115.6
Money in trust other than money trusts	569.2	(671.3)	1,240.5	3.5	565.6
Securities in trust	704.3	13.2	691.0	(40.5)	744.9
Money claims in trust	1,219.0	465.1	753.8	157.2	1,061.7
General trusts	2,663.2	530.4	2,132.7	37.3	2,625.8